

February 4, 2011

Gisele Marchand
President & Chief Executive Officer
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

  Re: **Eksportfinans ASA**
     Form 20-F for the Fiscal Year Ended December 31, 2009
     Filed March 26, 2010
     File No. 001-8427

Dear Ms. Marchand:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Hugh West
       Accounting Branch Chief